GOHEALTH, INC.
222 W. Merchandise Mart Plaza, Suite 1750
Chicago, IL 60654

December 19, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GoHealth, Inc.
Registration Statement on Form S-3
File No. 333-292177

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GoHealth, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 23, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Katherine Shaia of Kirkland & Ellis LLP at (212) 390-4349 or Sharon Freiman, P.C. of Kirkland & Ellis LLP at (212) 909-3345, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

GOHEALTH, INC.

/s/ Bradley Burd
Bradley Burd
Chief Legal Officer

cc:	Robert M. Hayward, P.C., Kirkland & Ellis LLP
Sharon Freiman, P.C., Kirkland & Ellis LLP
Katherine Shaia, Kirkland & Ellis LLP